                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
         PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. 4)

                        SOUTHERN PERU COPPER CORPORATION.
                        ---------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    843611104
                                    ---------
                                 (CUSIP Number)

                               ASARCO Incorporated
                       Southern Peru Holdings Corporation
                           Americas Mining Corporation
                           Grupo Mexico, S.A. de C.V.
                        (Name of person filing statement)

                                 Kevin McCaffrey
                        Senior Associate General Counsel
                               ASARCO Incorporated
                              100 Southgate Parkway
                        Morristown, New Jersey 07962-1997
                               Tel. (973) 993-4866
                                       and
                             Daniel Tellechea Salido
                          Vice President and Treasurer
                       Southern Peru Holdings Corporation
                               Baja California 200
                                Colonia Roma Sur
                            06760 Mexico City, Mexico
                              Tel. 011-525-574-2067
                                       and
                             Daniel Tellechea Salido
                               Vice President and
                             Chief Financial Officer
                           Americas Mining Corporation
                               1150 N. 7th Avenue
                                Tucson, AZ 85705
                               Tel. (520) 798-7781
                                       and
                             Daniel Tellechea Salido
                      Administration and Finance President
                           Grupo Mexico, S.A. de C.V.
                               Baja California 200
                                Colonia Roma Sur
                            06760 Mexico City, Mexico
                            Tel. No. 011-525-574-2067

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
                                    copy to:
                              Leonard Chazen, Esq.
                               Covington & Burling
                           1330 Avenue of the Americas
                            New York, New York 10019
                                Tel. 212-841-1000

                                   May 9, 2001
                                   -----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                       (Continued on the following pages)

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CUSIP No. 843611104                  13D/A               Page 2 of 10 Pages
-------------------------------------------------------------------------------

 (1) NAMES OF REPORTING PERSON      ASARCO Incorporated

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-4924440
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
-------------------------------------------------------------------------------
 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    43,348,949
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    43,348,949
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,348,949
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.2% of total Common Shares, 65.8% of Class A Common Stock
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 843611104                  13D/A               Page 3 of 10 Pages
-------------------------------------------------------------------------------

 (1) NAMES OF REPORTING PERSON      Southern Peru Holdings Corporation

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    43,348,949
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    43,348,949
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,348,949
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.2% of total Common Shares, 65.8% of Class A Common Stock
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 843611104                  13D/A               Page 4 of 10 Pages
-------------------------------------------------------------------------------

 (1) NAMES OF REPORTING PERSON      Americas Mining Corporation

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    43,348,949
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    43,348,949
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,348,949
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.2% of total Common Shares, 65.8% of Class A Common Stock
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 843611104                  13D/A               Page 5 of 10 Pages
-------------------------------------------------------------------------------

 (1) NAMES OF REPORTING PERSON      Grupo Mexico, S.A. de C.V.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-1808503
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico
-------------------------------------------------------------------------------
 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    43,348,949
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    43,348,949
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,348,949
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.2% of total Common Shares, 65.8% of Class A Common Stock
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 843611104                  13D/A               Page 6 of 10 Pages
-------------------------------------------------------------------------------

      ASARCO Incorporated ("ASARCO") and Southern Peru Holdings Corporation, a wholly-owned subsidiary of ASARCO ("SPHC") hereby amend the report on Schedule 13D regarding Southern Peru Copper Corporation (the "Company"), originally filed on January 12, 1996, as further amended on March 6, 1996, on November 19, 1999 and October 13, 2000 (collectively, the "Schedule 13D"). Grupo Mexico, S.A. de C.V., ASARCO's indirect parent corporation ("Grupo Mexico") and Americas Mining Corporation, ASARCO's direct parent corporation ("AMC") hereby join ASARCO and SPHC in filing this Schedule 13D (collectively, ASARCO, SPHC, AMC and Grupo Mexico, the "Reporting Persons"). This Schedule 13D relates to Common Stock of the Company, $0.01 par value per share ("Common Stock"), and Class A Common Stock of the Company, $0.01 par value per share ("Class A Common Stock", together, with Common Stock, the "Common Shares"). Unless otherwise indicated capitalized terms used but not defined herein shall have the same meanings assigned to them in Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2 is hereby amended and supplemented by adding the following:

      AMC is a Delaware corporation with its principal executive offices in 1150
N. 7th Avenue, Tucson, Arizona 85705. AMC's principal business is to hold Minera Mexico S.A. de C.V. shares, ASARCO shares and other separate shares. In addition, AMC's principal business includes other commercial functions. AMC is an indirect wholly-owned subsidiary of Grupo Mexico.

      During the last quarter ended March 31, 2001, the address of ASARCO's principal executive offices changed to 1150 N. 7th Avenue, Tucson, Arizona 85705-6606.

      During the last quarter ended March 31, 2001, the address of SPHC's principal executive offices changed to 1150 N. 7th Avenue, Tucson, Arizona 85705-6606.

      Annex I hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of AMC. The information set forth in Annex I hereto is incorporated herein by reference.

      Neither AMC, to its knowledge, nor any of the persons listed in Annex I hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 is hereby amended and supplemented by adding the following:

      ASARCO has proposed an amendment to the Restated Certificate. Such amendment would substitute "Grupo Mexico, S.A. de C.V." for "ASARCO Incorporated" in the definition of "Founding Stockholder" in Section 4.9(a) of the Restated Certificate and would clarify the right of the affiliates of the Founding Stockholders to own Class A Common Stock.

      The proposed amendment would give recognition to the changes that have occurred in the ownership of ASARCO, which was an independent public corporation when the Restated Certificate was last amended, and which now is a wholly-owned indirect subsidiary of Grupo Mexico.

      It is anticipated that the proposed amendment will be submitted to the stockholders for adoption at the 2001 annual meeting.

      The Reporting Persons would recommend making conforming changes to the Stockholders Agreement in due time.

      The Reporting Persons may from time to time purchase shares of Common Stock in the open market and propose changes in the membership of the Board of Directors including the election of a director who would become

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CUSIP No. 843611104                  13D/A               Page 7 of 10 Pages
-------------------------------------------------------------------------------

the third member of the audit committee of the Board of Directors and who would meet the independence and financial literacy requirements of the New York Stock Exchange for membership on that committee.

      Except as described in this Item 4, as of the date of this statement none of the Reporting Persons has any plans or has made any proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any other change in the Company's charter or bylaws or other actions that may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.    Joint Filing Agreement, dated May 17, 2001

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CUSIP No. 843611104                  13D/A               Page 8 of 10 Pages
-------------------------------------------------------------------------------


                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: May 17, 2001                 ASARCO INCORPORATED

                                    By: /s/ Daniel Tellechea Salido
                                       ------------------------------------
                                       Daniel Tellechea Salido
                                       Executive Vice President



Dated: May 17, 2001                 SOUTHERN PERU HOLDINGS CORPORATION

                                    By: /s/ Daniel Tellechea Salido
                                       ------------------------------------
                                       Daniel Tellechea Salido
                                       Vice President and Treasurer



Dated: May 17, 2001                 AMERICAS MINING CORPORATION

                                    By: /s/ Daniel Tellechea Salido
                                       ------------------------------------
                                       Daniel Tellechea Salido
                                       Vice President and Chief Financial
                                       Officer



Dated: May 17, 2001                 GRUPO MEXICO, S.A. DE C.V.

                                    By: /s/ Daniel Tellechea Salido
                                       ------------------------------------
                                       Daniel Tellechea Salido
                                       Administration and Finance President

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CUSIP No. 843611104                  13D/A               Page 9 of 10 Pages
-------------------------------------------------------------------------------


                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

            This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.


Dated: May 17, 2001                 ASARCO INCORPORATED


                                    By: /s/ Daniel Tellechea Salido
                                       ------------------------------------
                                       Daniel Tellechea Salido
                                       Executive Vice President



                                    SOUTHERN PERU HOLDINGS CORPORATION
Dated: May 17, 2001

                                    By: /s/ Daniel Tellechea Salido
                                       ------------------------------------
                                       Daniel Tellechea Salido
                                       Vice President and Treasurer



                                    AMERICAS MINING CORPORATION
Dated: May 17, 2001

                                    By: /s/ Daniel Tellechea Salido
                                       ------------------------------------
                                       Daniel Tellechea Salido
                                       Vice President and Chief Financial
                                       Officer



Dated: May 17, 2001
                                    GRUPO MEXICO, S.A. DE C.V.

                                    By: /s/ Daniel Tellechea Salido
                                       ------------------------------------
                                       Daniel Tellechea Salido
                                       Administration and Finance President

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CUSIP No. 843611104                  13D/A               Page 10 of 10 Pages
-------------------------------------------------------------------------------

                                                                   ANNEX I

                        DIRECTORS AND EXECUTIVE OFFICERS

1. DIRECTORS AND EXECUTIVE OFFICERS OF AMC. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of AMC. Each such person is a citizen of Mexico.


------------------------------------------------------------------------------------
         NAME           PRINCIPAL BUSINESS         TITLE             PRINCIPAL
                             ADDRESS                                 OCCUPATION
------------------------------------------------------------------------------------
German Larrea          Baja California      Chairman of the      Chairman of the
Mota-Velasco           200, Mexico City     Board; Chief         Board and Chief
                       06760                Executive Officer    Executive Officer
                                                                 of Grupo Mexico
------------------------------------------------------------------------------------
Juan Sanchez Navarro   Campos Eliseos 400,  Director             Vice President of
Peon                   Fl. 19                                    Grupo Modelo,
                       Mexico City, 11000                        S.A. de C.V.
------------------------------------------------------------------------------------
Prudencio Lopez        Paseo de             Director             President of
Martinez               Tamarindos, 400-B,                        Sanvica, S.A. de
                       Fl. 2nd                                   C.V.
                       Mexico City, 05120
------------------------------------------------------------------------------------
Juan I. Gallardo       Monte Caucaso 915,   Director             Chairman of the
Thurlow                Fl. 4                                     Board of Grupo
                       Mexico City, 11000                        Azucarero de
                                                                 Mexico, S.A. de
                                                                 C.V.
------------------------------------------------------------------------------------
Carlos Giron Peltier   Lamartine 730        Director             Retired
                       Mexico City, 11560
------------------------------------------------------------------------------------
Genaro Larrea          Baja California      Director             Commercial
Mota-Velasco           200, Mexico City                          President of
                       06760                                     Grupo Mexico
------------------------------------------------------------------------------------
Augustin Santamarina   Campos Eliseos 345   Director and         Partner of
V.                     Mexico City, 11560   Secretary of the     Santamarina y
                                            Board                Steta, S.C.
------------------------------------------------------------------------------------
Hector Calva Ruiz      Baja California 200  Director             Managing Director
                       Mexico City 06760                         for Exploration
                                                                 and Projects of
                                                                 Grupo Mexico
------------------------------------------------------------------------------------
Daniel Tellechea       Baja California      Director             Administration
Salido                 200, Mexico City                          and Finance
                       06760                                     President of
                                                                 Grupo Mexico
------------------------------------------------------------------------------------
Oscar Gonzalez Rocha   Av. Caminos del      Director             President of the
                       Inca 171                                  Company
                       Lima, Peru
------------------------------------------------------------------------------------
Xavier Garcia de       1150 N. 7th Avenue   Director             President and
Quevedo Topete         Tucson, Arizona                           Chief Operations
                       85705                                     Officer of ASARCO
------------------------------------------------------------------------------------
Alfredo Casar Perez    Bosque de Ciruelos   Director             President and
                       99                                        Managing Director
                       Mexico City, 11700                        of Ferrocarril
                                                                 Mexicano, S.A. de
                                                                 C.V.
------------------------------------------------------------------------------------
Eduardo Gonzalez Gomez Insugentes Sur 432   Director             Independent
                       Mexico City 06760                         Financial Advisor
------------------------------------------------------------------------------------